FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda to Divest Four Diabetes Products in Japan to Teijin Pharma Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: February 26, 2021	By:	/s/ Christopher O'Reilly
Christopher O'Reilly Global Head of Investor Relations

News Release

Takeda to Divest Four Diabetes Products in Japan to Teijin Pharma Limited

–Asset transfer furthers Takeda’s global strategy to focus on five key business areas
–Takeda will continue to manufacture and supply products to Teijin Pharma, providing uninterrupted access to patients

Osaka, Japan, February 26, 2021 --- Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) today announced that it has entered into an agreement to transfer the assets, marketing rights and, eventually, marketing authorization associated with a portfolio of select non-core products in Japan to Teijin Pharma Limited (“Teijin Pharma”), a Tokyo-based pharmaceutical company, for JPY 133.0 billion, subject to customary legal and regulatory closing conditions.

The portfolio to be divested to Teijin Pharma is comprised of four non-core type 2 diabetes products (Nesina®, Liovel®, Inisync® and Zafatek®) sold in Japan, which generated total sales of approximately JPY 30.8 billion in FY2019. While the products included in the asset transfer continue to play important roles in meeting patient needs in the country, they are outside of Takeda’s chosen business areas – Gastroenterology (GI), Rare Diseases, Plasma-Derived Therapies, Oncology, and Neuroscience – core to its global long-term growth strategy.

“Today’s transaction enables us to sharpen our focus in Japan on developing and delivering highly-innovative products within Takeda’s five key business areas,” said Masato Iwasaki, President of Takeda’s Japan Pharma Business Unit. “We look forward to maintaining our seamless collaboration with Teijin Pharma as we continue to manufacture and supply these valued products on their behalf, and to making even greater contributions to our purpose of achieving better health and a brighter future for people in Japan and around the world.”

Costa Saroukos, Chief Financial Officer at Takeda, said, “This announcement builds on the continued execution of Takeda’s operational and financial commitments of optimizing our portfolio for growth and paying down long-term debt, while delivering life-transforming treatments to patients worldwide. With longstanding expertise in type 2 diabetes, we are confident that Teijin Pharma is the right partner to maximize the value of these trusted products and ensure uninterrupted patient access in Japan.”

Takeda intends to use the proceeds from the sale to reduce its debt and accelerate deleveraging towards its target of 2x net debt/adjusted EBITDA within FY2021 – FY2023.

Takeda has sustained momentum in its divestiture strategy and has exceeded its $10 billion non-core asset divestiture target. Including this transaction, Takeda has announced 12 deals since January 2019, for a total aggregate value of up to approximately $12.9 billion USD.

For the transaction details, please see the attachment below.

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE: 4502/NYSE: TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetic and Hematology, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries. For more information, visit https://www.takeda.com.

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

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Attachment

Transaction Details of Transfer of Four Diabetes Drugs in Japan to Teijin Pharma Limited

Takeda Pharmaceutical Company Limited (“Takeda”) today decided to transfer its marketing rights of, and eventually marketing authorization and assets related thereto associated with, a portfolio of four brands of type 2 diabetes drugs in Japan (Nesina, Liovel, Inisync, and Zafatek, and collectively, the “Transferred Brands”) (the “Asset Transfer”), to Teijin Pharma Limited (“Teijin Pharma”), and has entered into an asset purchase agreement with Teijin Limited (“Teijin”) and Teijin Pharma.

1.Rationale for the Asset Transfer
The transaction continues Takeda’s strong momentum toward optimizing its portfolio for growth by discovering and delivering life-transforming treatments in its focused key business areas of Gastroenterology, Rare Diseases, Plasma-Derived Therapies, Oncology, and Neuroscience. The divested portfolio, while addressing key patient needs, is outside the business areas Takeda has designated as core to its global long-term growth.

Takeda intends to use the proceeds from the sale to reduce its debt and accelerate deleveraging towards its target of 2x net debt/adjusted EBITDA within Fiscal Years 2021-2023.

Takeda has sustained momentum in its divestiture strategy and has exceeded its $10 billion non-core asset divestiture target, announcing 12 deals since January 2019, for a total aggregate value of up to approximately $12.9 billion.

2.Overview of the Asset Transfer
1.Sales of the Transferred Brands in the latest fiscal year
JPY 30.8 billion (sales in Japan in the fiscal year ended March 31, 2020)

2.Price of the Asset Transfer
JPY 133.0 billion
* The price includes the transfer price of product inventory. The price of the Asset Transfer will be adjusted based on the value of the product inventory on the date of the completion of the Asset Transfer.

3.Overview of Teijin Pharma, transferee of the asset transfer

(1)	Company name	Teijin Pharma Limited
(2)	Location	2-1, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo 100-8585, Japan
(3)	Representative	Ichiro Watanabe, President
(4)	Scope of business	Research & development, manufacturing, sales and marketing of medical drugs
(5)	Capital	JPY 10.0 billion (As of March 31, 2020)
(6)	Date established	April 15, 2002
(7)	Net assets	JPY 52,507 million (As of March 31, 2020)
(8)	Total assets	JPY 102,364 million (As of March 31, 2020)
(9)	Major shareholders and ratio of shares held	Teijin Limited 100%
(10)	Relationships with Takeda	Capital Relationship	None
		Personnel Relationship	None
Business Relationship
Takeda Pharmaceuticals USA Inc., a consolidated subsidiary of Takeda, signed a license agreement for ULORIC®, a treatment for hyperuricemia in patients with gout, in the U.S.
There is a transaction for pharmaceutical raw materials.

		Related Party of Takeda	None

4. Schedule

(1)	Date of decision on the Asset Transfer by the director delegated by the board of directors	February 26, 2021
(2)	Date of execution of the asset transfer agreement	February 26, 2021
(3)	Date of completion of the Asset Transfer	April 1, 2021 (scheduled)

5. Future outlook
When the Asset Transfer is executed and completed in the Fiscal Year 2021, Takeda anticipates Reported Profit before income taxes and Net Profit attributable to owners of the Company to increase by approximately 130.0 billion JPY and 90.0 billion JPY, respectively. Since a gain on the sale of assets is unusual, non-recurring and unrelated to ongoing operations, there will be no impact on Core Operating Profit or Core Net Profit. Takeda will announce its Forecast for the Full Year Consolidated Financials for the Fiscal Year 2021 at the Fiscal Year 2020 financial results announcement scheduled in May 2021.

6. Other
The Asset Sale supports Takeda’s divestiture program, which is focused on optimization of its portfolio to align with its global long-term growth strategy and provide uninterrupted access and supply of critical products to patients.

Takeda, Teijin and Teijin Pharma have entered into a manufacturing and supply agreement and distribution agreement, under which Takeda will continue to manufacture the products, supply them and provide the distribution channel to Teijin Pharma. Takeda will, for the time being, continue holding the marketing authorizations of the Transferred Brands, and the timing of the transfer of the marketing authorizations will be determined later. The Asset Transfer does not involve transfer of Takeda’s employees.

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